July 23, 2019

Torsten Kuenzlen
Chief Executive Officer
Sundial Growers Inc.
#200, 919 11 Avenue SW
Calgary, AB
Canada T2R 1P3

       Re: Sundial Growers Inc.
           Registration Statement on Form F-1
           Response dated July 22, 2019
           File No. 333-232573

Dear Mr. Kuenzlen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2019 letter.

Registration Statement on Form F-1

Recent Developments
Acquisition of Brands and Cultivars, page 10

1. Please tell us why you appear to only consider the Intellectual Property acquired in the transaction. In this regard, clarify that the acquisition of Acquired Brand was not contemplated in connection with or contingent upon any other acquisitions or agreements with Sun 8 Holdings. Furthermore, provide us an analysis that shows that this acquisition did not meet the significance threshold under Rule 3-05 of Regulation S-X. In this regard, we note that you paid $1.5 million in cash and issued 300,000 shares of common stock and warrants to acquired 1,125,000 shares, both of which were fair valued at $17.65 per
 Torsten Kuenzlen
Sundial Growers Inc.
July 23, 2019
Page 2
         share according to your response to comment 5.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at 202-551-3659 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTorsten Kuenzlen                         Sincerely,
Comapany NameSundial Growers Inc.
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